Exhibit (a)(5)(iv)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
June 1, 2006
Board of Directors
Pacific Internet Limited
89 Science Park Drive
#02-05/06 The Rutherford
Singapore Science Park
Singapore 118261
Members of the Board:
     We are disappointed that you have recommended that our cash tender offer be rejected. We believe that we have put a strong offer on the table for your shareholders for the following reasons.
•	Our offer provides every shareholder with an opportunity to receive US$8.25 net in cash per share, which represents a 27.7% premium over Pacific Internet’s closing share price prior to our initial offer announcement.

•	Shareholders will be able to realize their investment without having to wait for or take risk on the successful execution of your announced five-year business plan. In particular, as our offer is for cash, it is not subject to uncertainties or risks relating to the performance or growth of Pacific Internet’s business.

•	No alternative offer or proposal has been announced, despite your repeated public statements that you have initiated contact with, and have been approached by, multiple parties with a view to exploring possible merger and acquisition transactions.

•	There have been two significant transactions in Pacific Internet shares within the last 15-month period: SembCorp’s sale to Kingsville at an implied EV/EBITDA multiple of 4.6x and Kingsville’s subsequent sale to Vantage at an implied EV/EBITDA multiple of 5.6x. Our offer is at a premium to those transactions at an implied EV/EBITDA multiple of 6.8x and offers an opportunity to all shareholders, and not just any single shareholder, to exit their investment.

•	There is no assurance that PacNet’s share price will be maintained at current levels if our offer lapses.
     We remain committed to our offer and are available to discuss its merits.
Sincerely
For and on behalf of MediaRing Ltd
Khaw Kheng Joo
Director and Chief Executive Officer
*****

The Directors of MediaRing (including those who may have delegated detailed supervision of this letter) have taken all reasonable care to ensure that the facts stated in this letter are fair and accurate and that no material fact has been omitted from this letter and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable enquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this letter.

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